SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October 2016

Commission File Number: 001-36744

Cnova N.V.

(Translation of registrant’s name into English)

WTC Schiphol Airport

Tower D, 7th Floor

Schiphol Boulevard 273

1118 BH Schiphol

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                                                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On October 31, 2016, Cnova issued a press release titled “CNOVA N.V. announces completion of the reorganization of its Brazilian activities within Via Varejo”, a copy of which is furnished as Exhibit 99.1 with this report of foreign private issuer on Form 6-K.

Important Information for Investors and Security Holders

This report and the materials furnished herewith are neither an offer to purchase nor a solicitation of an offer to sell securities.  Investors are advised to read the tender offer statement of Cnova’s controlling shareholder Casino, Guichard-Perrachon (“Casino”) if and when it becomes available because it will contain important information.

The potential tender offer by Casino for Cnova’s outstanding ordinary shares, par value €0.05 per share, referenced in the materials furnished herewith, has not commenced and may never commence. If and when the offer is commenced, Casino will file a tender offer statement on Schedule TO with the SEC and Cnova will timely file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. Casino and Cnova intend to mail these documents to the shareholders of Cnova.  Any tender offer document (including any offer to purchase, any related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to any tender offer.  Those materials, as amended from time to time, will be made available to Cnova’s shareholders at no expense to them at www.cnova.com.  In addition, any tender offer materials and other documents that Casino and/or Cnova may file with the SEC will be made available to all shareholders of Cnova free of charge at www.groupe-casino.fr and www.cnova.com.  All of those materials (and all other offer documents filed with the SEC) will be available for no charge on the SEC’s website at www.sec.gov.  Documents may also be obtained from Cnova upon written request to the Investor Relations Department, WTC Schiphol Airport, Tower D, 7th Floor, Schiphol Boulevard 273, 1118 BH Schiphol, The Netherlands, telephone number +31 20 795 06 71.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOVA N.V.

Date: October 31, 2016	By:	/s/ STEVEN GEERS
	Name:	Steven Geers
	Title:	General Counsel

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated October 31, 2016 titled “CNOVA N.V. announces completion of the reorganization of its Brazilian activities within Via Varejo.”